Filed by AXIS Capital Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PartnerRe Ltd.

Commission File No.: 001-14536

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EDITED TRANSCRIPT

AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

EVENT DATE/TIME: FEBRUARY 04, 2015 / 01:00PM GMT

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

CORPORATE PARTICIPANTS

Rick Gieryn AXIS Capital Holdings Limited - General Counsel

Albert Benchimol AXIS Capital Holdings Limited - President & CEO

Joseph Henry AXIS Capital Holdings Limited - CFO

CONFERENCE CALL PARTICIPANTS

Jay Cohen BofA Merrill Lynch - Analyst

Kai Pan Morgan Stanley - Analyst

Vinay Misquith Evercore ISI - Analyst

Dan Farrell Sterne, Agee & Leach, Inc. - Analyst

Ryan Byrnes Janney Capital Markets - Analyst

Josh Shanker Deutsche Bank - Analyst

Brian Meredith UBS - Analyst

Charles Sebaski BMO Capital Markets - Analyst

Meyer Shields Keefe, Bruyette & Woods - Analyst

Cliff Gallant Nomura Securities Intl - Analyst

PRESENTATION

Operator

Good morning and welcome to the fourth-quarter 2014 AXIS Capital earnings conference call.

(Operator Instructions)

Please note this event is being recorded. I would now like to turn the conference over to Rick Gieryn, General Counsel. Please go ahead.

Rick Gieryn - AXIS Capital Holdings Limited - General Counsel

Thank you, operator. Good morning, ladies and gentlemen. I’m happy to welcome you to our conference call to discuss the financial results for AXIS Capital for the fourth quarter and year ended December 31, 2014. Our earnings press release and financial supplement were issued yesterday evening after the market was closed. If you would like copies, please visit the Investor Information section of our website, www.AXIScapital.com.

We set aside an hour for today’s call, which is also available as an audio webcast through the Investor Information section of our website. A replay will be available by dialing 877-344-7529 in the US. The international number is 412-317-0088. The conference code for both replay dial-in numbers is 10058821. With me on today’s call are Albert Benchimol, our President and CEO, and Joseph Henry, our CFO.

Before I turn the call over to Albert, I will remind everyone that the statements made during this call, including the question-and-answer session, which are not historical facts may be forward-looking statements within the meaning of the US Federal securities law. Forward-looking statements contained in this presentation include but are not limited to information regarding our estimate of losses related to catastrophes, policies, and other loss events; general economic capital and credit market conditions; future growth prospects; financial results and capital management initiatives; evaluation of losses and loss reserves; investment strategies; investment portfolio and market performance; impact to the marketplace with respect to changes in pricing models; our expectations regarding pricing and other market conditions; and any merger-related statements.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

These statements involve risks, uncertainties, and assumptions which could cause actual result to differ materially from our expectations. For a discussion of these matters, please refer to the Risk Factors section in our most recent Form 10-K on file with the Securities and Exchange Commission. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

In addition, this presentation contains information regarding operating income, our consolidated underwriting income, and adjusted group and segment results, which are non-GAAP financial measures within the meaning of the US Federal securities laws. For a reconciliation of these items to the most directly comparable GAAP financial measures, please refer to our press release and financial supplement, which can be found on our website.

The focus of today’s call is a discussion of the financial results for AXIS Capital for the fourth quarter and full year ended December 31, 2014. We expect that members of the investment community will have a number of questions with respect to our signing a definitive amalgamation agreement with PartnerRe last week.

Management will do its best to answer questions that may arise during this call, but will be limited in terms of what it can discuss with respect to the merger prior to the filing of our merger proxy. For information about the pending merger, please visit the Investor Information section of our website, www.AXIScapital.com. With that, I’d like to turn the call over to Albert.

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Thanks, Rick, and good morning, ladies and gentlemen. Thank you for joining us today. Last night, AXIS reported fourth-quarter operating income of $120 million or $1.18 per diluted share, and annualized operating ROE for the quarter of 9.3%. For the year, we delivered an operating ROE of 10.8%. We ended the quarter and year with diluted book value per share of $50.63, an increase of 10.5% over the last year. Adjusted for dividends, diluted book value grew 13% over the last 12 months.

In addition, during the quarter, we returned $105 million in capital to our shareholders through share purchases and common share dividends. On the year-to-date basis, we returned $661 million, thus returning to shareholders 117% of the year’s operating income in the form of dividends and share repurchases.

Over its relatively short life span, AXIS has delivered strong growth, taking our expertise into new geographies, expanding our franchises into adjacent markets and even entering wholly new specialty areas. However, not every period is conducive to such expansion, especially in the face of a difficult trading environment.

Gross premiums declined 8% in the fourth quarter, essentially timing differences on a large reinsurance contract, and were flat for the full year. In many of our operations, we focused more on consolidating our position than in continuing to expand. Still, we continue to achieve significant growth within certain business areas, including accidents and health and US casualty, which continues to benefit from price increases.

Each of our segments performed well in this quarter and delivered solid underwriting results, reflecting low cat activity, albeit a little bit higher than in the fourth quarter of 2013; ongoing favorable reserve development; and a broadly diversified, well-constructed portfolio of risks. While there’s always some volatility in the timing and frequency of mid-sized losses, experience was close to average in the quarter. Other attritional loss experience also improved in a number of lines.

Importantly, our fourth-quarter results showed meaningful positive results, from the targeted portfolio enhancements, on which we’ve worked diligently throughout the year. Another proud achievement was our accident and health unit’s positive contribution to income prior to Corporate overhead. It has met our stated objective, and for the full year, our A&H business was essentially at a breakeven, right on schedule.

Overall, we report a consolidated combined ratio of 91.5%, including 2.2 points of cat and 6.9 points of favorable prior-year reserve development. This brings our consolidated combined ratio for the year to 91.6%. Our net investment income declined 31% in the quarter, reflecting not only persistent low interest rate environment, but also the relatively weak equity markets in the quarter. We recognize that there is normal market-based volatility in this line and are comfortable that we have a high-quality and balanced portfolio that is well-positioned for the uncertain investment environment.

I’m proud of our progress and secure in our ability to succeed in a transitioning environment. Nevertheless, we found an opportunity to further enhance our positioning. Last week, we announced the signing of a definitive amalgamation agreement with PartnerRe to create one of the world’s preeminent specialty insurance and reinsurance companies, with gross premiums written in excess of $10 billion, total capital of more than $14 billion and cash and invested assets of more than $33 billion.

The completion of this merger will mark the beginning of a new and exciting chapter, which will leverage the best of both organizations to enhance our competitive positioning and drive significant incremental value creation across the board. I’ll discuss this more broadly after Joe’s discussion of our financial results. Joe?

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

Joseph Henry - AXIS Capital Holdings Limited - CFO

Thank you, Albert, and good morning, everyone. During the quarter, we generated good results, with an annualized operating ROE of 9.3%. Our quarterly diluted book value per common share, a key metric in measuring the value we generate for our shareholders, increased by 1.5% to $50.63 per share.

The growth in our diluted book value per share for the full 2014 financial year was 11%. When our dividends declared during the year of $1.10 per share are added to the growth in book value, the total value created for our shareholders over the last 12 months was 13%.

Current quarter’s results benefited from a strong underwriting performance from both of our segments, driven by improvement in our loss experience, most notably in the property and professional lines, and the continued favorable prior-year development in our loss reserves. These positive factors were partially offset by an increase in our general and administrative expenses, which included approximately $6 million, or $0.06 per diluted share, of incremental expenses related to our ongoing expense reduction initiatives. In addition, we incurred a small amount of natural catastrophe and weather-related losses compared to no losses incurred during Q1 2013.

Operating income was also impacted by a decrease in returns from our alternative investment portfolio and realized and mark-to-market losses on our weather derivatives portfolio. Our quarterly results also included a large increase in foreign exchange gains, driven by the impact of the continued appreciation of the US dollar against our foreign-denominated liabilities.

Moving into the details of the income statement, our fourth-quarter gross premiums written decreased 8% to $762 million, driven by our reinsurance segment. For our reinsurance segment, the fourth quarter is normally a quiet renewal period. The reinsurance segment top line was down 37%, largely due to professional lines, following a change in the timing of a large quota share treaty, as well as reduced treaty participations and non-renewals.

Property lines also recorded a decrease due to premium adjustments and timing differences. These decreases were partially offset by growth in the liability lines, reflecting increased treaty participations and new business.

In our insurance segment, gross premiums were up 3%, with the biggest growth noted in the property lines, due mainly to timing differences, and liability lines, which were driven by new US casualty business. Partially offsetting these increases was a drop in our credit and political risk premiums reflecting variances in the flow of new business.

For the full year, our gross premiums written were flat at $4.7 billion compared to 2013. An increase in our reinsurance segment of 2% was significantly impacted by the level of contracts written on a multi-year basis in the liability, property, catastrophe, and motor lines, with premiums written of $131 million relating to future underwriting years.

Excluding the impact of the [outer year], multi-year premiums, the reinsurance segment premium decreased by $80 million, primarily due to decreases in professional, property, and catastrophe, reflecting timing of a large quota share as mentioned previously, reduced treaty participations, and non-renewals. These decreases were partially offset by growth in our liability and agriculture lines.

In our insurance segment, our top line was down 1%. The decrease was driven by our professional lines of business, due to the reshaping of our US D&O portfolio during the year and property, lines, which were impacted by competitive market conditions. This decrease was partially offset, primarily by growth in the US casualty markets, reflecting new business and rate improvements.

Our consolidated net premiums written were down 14% for the current quarter. This reduction was driven by the overall decrease in written premium, as well as the growth in ceded premiums, due to increased reinsurance protection purchased primarily in our insurance, professional, and property lines of business and the impact of changes in the business mix.

Our net premiums earned increased by 2% to $959 million in the fourth quarter of 2014. Increases were noted in both segments, with insurance increasing by 3%, primarily reflecting the continued growth of our accident and health book, while reinsurance increased by 1%. Our 2014 net earned premiums were $3.9 billion, a growth of 4%.

Our fourth-quarter consolidated current accident year loss ratio decreased by 1.5 points to 61.6% compared to the same period of last year. For the full year, the current year loss ratio was 0.3 points lower at 63.2%, driven by offsetting movements in our two segments.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

In our insurance segment, the fourth-quarter 2014 current accident year loss ratio decreased 3.1 points to 61.2%. Q4 2014 was impacted by natural catastrophe and weather-related loss of $11 million, related primarily to weather losses in North America, while we reported a benign quarter for such losses in the comparative quarter of 2013.

After adjusting for the cat and weather activity, our current accident year loss ratio improved by 6.4 points and was impacted by improved loss experience, primarily in our property and professional lines. Professional lines were also positively impacted by the actions we have taken in reshaping our US D&O portfolio during 2014.

In contrast, the fourth quarter of 2013 was significantly impacting by the strengthening of the reserves in the professional lines of business due to increased loss experience. For the full year, the current accident year loss ratio for insurance was 65.3%, up from 63.9% for the comparable period of 2013, with increased loss experience in the property lines and changes in the mix of business being the primary drivers.

The fourth-quarter 2014 current accident year loss ratio for our reinsurance segment was comparable to the prior-year quarter at 62%. Current quarter’s results included $10 million of losses related to natural catastrophes and weather-related losses compared to benign losses incurred in Q4 2013. Net of cat and weather losses, the current accident year loss ratio decreased by 2%, primarily due to improved loss experience in the property and professional lines and improvements in the performance of our European motor book.

For the full year 2014, the current accident year loss ratio for reinsurance decreased by 1.8 points to 61.3%, primarily driven by the reduced level of natural catastrophe and weather-related losses, which were partially offset by changes in the mix of business and agriculture losses, primarily due to a drop in commodity prices. As a reminder, for your information, we present the results of our reinsurance segment net of the impact of our agriculture hedges and sessions to our third-party capital vehicle, AXIS Ventures Re, in our financial supplement.

Turning to loss reserves established in prior years, our results continue to benefit from net favorable loss reserve development, which aggregated to $66 million during the fourth quarter. Short-tail classes in both segments contributed $45 million of this balance, primarily reflecting better-than-expected loss emergence.

We recorded favorable development of $12 million related to the reinsurance motor book, primarily related to better-than-expected loss development on our European non-proportional book. In addition, we continue to give weight to actuarial methods that reflect our favorable experience for our reinsurance professional lines, which contributed $11 million, reflecting lower loss estimates, primarily for years 2008 and prior. Our full-year 2014 favorable loss reserve development was $259 million compared to $219 million recognized during 2013.

During the fourth quarter and for the full year of 2014, our acquisition cost ratio increased by 0.9 points and 1.1 points respectively compared to the same periods in 2013. Increases were noted in insurance, due to changes in the mix of business and reduced seating commissions received following changes in the structure of our reinsurance programs in prior years. Increases were also noted in the reinsurance segment, primarily driven by variance in accruals for loss-sensitive features in underlying contracts, as well as higher acquisition costs paid on certain lines of business.

Our total general and administrative expense ratio for the fourth quarter was 17.3% compared to 15.4% in the prior year. This increase was related to three areas: first, costs related to our expense optimization efforts, specifically IT sourcing and lease abandonment, of $6 million, that’s $13 million for the total year; second, one-time costs related to severance and IT system write-offs of $7.4 million; and third, a fourth quarter catch-up in our incentive compensation accrual to reflect total year performance of $4.3 million.

The bottom line here is that our normalized expense ratio for the quarter was 15.9% and 15.4% for the year-to-date, if you eliminate costs that we are incurring now to improve our expense ratio in the future, as we’ve outlined in our proper improvement plan and the non-recurring costs. Overall, the Company reported underwriting income of $113 million and a combined ratio of 91.5% for the fourth quarter. On a year-to-date basis, our underwriting income was $462 million with a combined ratio of 91.6%.

Net investment income was $79 million for the quarter, up from $67 million in the previous quarter, and down from $114 million in the fourth quarter of 2013. The most significant driver of the quarter-over-quarter increase was the contribution to net investment income from our other investments portfolio.

Other investments contributed $12 million during the quarter versus a loss of $3 million last quarter and a gain of $41 million in the fourth quarter of 2013. In the aggregate, the total return on our cash and investments portfolio for the quarter was 0.1%; for the year, the total return of our cash and investments portfolio was 2%.

The positive total returns for the current quarter and the year was were driven by realized gains on the sale of fixed income and equities, and return on hedge fund holdings. This was tempered by price declines on our fixed maturities portfolio, caused by the strengthening of the US dollar and the widening of credit spreads on both investment grade and high yield corporate debt.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

We continue to hold a high-quality, well-diversified portfolio, with cash and investment assets totaling $14.9 billion at December 31, down approximately $0.6 billion from September 30 and comparable to a year ago. The decrease during the quarter was principally due to the repayment of our senior notes, which I will discuss shortly.

The duration of our fixed maturities portfolio was 2.9 years at December 31, no change from September 30, and down from 3.2 years at the end of December 2013. Our fixed maturities weighted average credit rating remains unchanged, at AA-. Our total capital at December 31, 2014 was $6.8 billion, including $1 billion of senior notes and $628 million of preferred equity, a decrease of $0.5 billion from $7.3 billion at September 30, 2014. The decrease was due to the repayment of the $500 million of our 5.75% senior unsecured notes that matured on December 1, 2014.

During the quarter, we repurchased 1.5 million common shares at an average price of $50.16 per share, for a total cost of $75 million. For the year, our share repurchases totaled 11.8 million common shares and represent over 10% of our shares outstanding at the beginning of the year, at an average price of $46.22 per share, for a total cost of $543 million. During the fourth quarter, we announced that effective January 1, 2015, the share repurchase authorization program was increased to $750 million of the Company’s common shares effective through December 31, 2016.

As already mentioned by Albert, during January 2015, we announced the signing of the definitive amalgamation agreement with PartnerRe Limited. We are very excited at this announcement, and we believe that it will create one of the world’s preeminent specialty insurance and reinsurance companies, with gross premiums written in excess of $10 billion, total capital of more than $14 billion, and cash and invested assets of more than $33 billion.

As part of this transaction, we will suspend our current share repurchase program until the closing of the merger. However, provided that the market and financial conditions remain the same, we currently expect to continue our goal of returning approximately 100% of our annual operating earnings and any excess capital to our shareholders in the form of common dividends and share repurchases as soon as the merger transaction has been completed.

While we work on completing the PartnerRe merger transaction, we continue to progress on the strategic expansion opportunities already initiative. We have been very pleased with the growth of our accident and health business, our Lloyd’s unit is making good progress in the London market, and we expect that our third-party capital initiative, AXIS Ventures, will expand on its capabilities in its second year of operations. With that, I’ll turn the call back over to Albert.

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Thank you, Joe. With respect to market conditions in insurance, we continue see a leveling off of pricing overall. Recall, however, that we had recently experienced several quarters of price increases, and notwithstanding some recent developments, there remain good fundamentals and opportunities for profitable growth in many insurance lines of business and regions.

Within our insurance segment, during the fourth quarter, the overall AXIS insurance rate change was minus 1%, better than the minus 3% observed last quarter, but nevertheless down from the plus 1% experienced in the same quarter last year. Rate change for the quarter was in line with that of the year overall, continuing the theme of relative stability in the overall market average, but with more pressure on property and some international specialty lines.

Generally, although not universally, there remain rationality in most price action, as evidenced by rate increases on accounts following loss activity. This drove a 6-point rebound relative to the prior quarter in rate change for our international division to minus 2% in the quarter across the various lines. A number of large accounts in aviation and onshore energy, where we’ve observed recent loss activity, renewed with increased pricing. Casualty pricing remains strong, but rate increases have moderated, particularly in US excess casualty.

Overall, positive rate change in our professional lines division averaged plus 1%, and has been broadly stable since 2012. Some lines, such as AXIS D&O, saw rate pressure intensify during the quarter, but primary layers in a number of E&O lines showed positive rate change. Importantly, we were able to effectively navigate the market in reshaping the primary US public D&O portfolio identified for profit improvement, and are encouraged by the changes in portfolio composition and profitability achieved by our team.

The diversity at our insurance portfolio by line and geography is serving us well in this environment, as we’ve been able to place emphasis where business is performing better. Generally, the US remains the strongest of the geographies in which we operate with respect to pricing environment, and 60% of our global insurance business is generated from the US, with a strong presence in excess and surplus lines, professional liability, and casualty lines.

Moving on to reinsurance, at the January 1 renewal, the trading environment remained competitive, as has been widely reported. Multi-year commitments are in great demand, broadly impacting all lines of business as non-concurrency of terms is more prevalent in the marketplace. We participated selectively in a number of multi-year facility where it made sense to do so.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

The greatest change in pricing was in the US property catastrophe renewals, with the rates down 5% to 15%. More broadly, the overall market experienced margin compression in the face of great deterioration and pressure on ceding commissions. Approximately 50% of our 2014 annual reinsurance premium is renewable at the January 1 renewal date.

Agriculture reinsurance premiums renews in the first quarter, but not until much later in the quarter. For the expiring premium renewable on January 1, we estimate we increased premium by about 2% on a constant dollar basis. Most lines were flattish, with growth in motor and credit [insurity] lines, offsetting an 8% decline in cat business, where we moved away from inadequately priced opportunities.

Within motor, we shifted more to proportional business, where we expect to obtain better risk-adjusted returns than in the excess of loss lines, which has declined as a proportion of our portfolio. We also increased our share of top trade credit insurer business. On a positive note, while reinsurance terms are not ideal, underlying businesses are performing well across most of our major product lines.

As I’ve said before, there is no favorable tide to lift all boats in a transitioning market. Quality of relationships, brands, reputation, service and claims management, financial strength, and ratings all influence access to business opportunities. Risk selection, risk management, and portfolio constructions are paramount in extracting the best performance out of a declining market. In these attributes, we believe that AXIS has a strong track record and is well-positioned to succeed.

That said we also recognize some secular changes in our operating environment, resulting in clients demanding much more of their risk management providers. Overall, there is a trend for clients to limit the number of companies they do business with, and they are prepared to reward carriers that provide outstanding service, technical expertise, and capacity with a greater share of their business, and increasingly, with non-concurrent pricing.

AXIS has the breadth and depth to provide them with a meaningful multi-faceted relationship. We also have the financial strength and full scale services that set us apart from smaller players. These, coupled with our innovation and technical strength, have allowed us to mitigate the worst effects of a highly competitive market.

We remain confident that we will continue to do well as a Company with $7 billion in capital and $5 billion in gross premium. However, when the opportunity to merge with PartnerRe presented itself, we measured the best of both companies against the very attributes required for success in this demanding environment. We found a combination that we could reasonably expect to deliver a whole that was greater than the sum of the individual parts, two strong and well-established companies coming together to create a top 20 global P&C leader whose embedded talents, resources, and combined market presence would position it as a formidable competitor.

Last week, during our call with the investment community we talked in detail about the amalgamation agreement we signed with PartnerRe, but I’ll take a moment to offer further thoughts and updates. Overall, this merger takes our franchise strength to the next level by significantly enhancing our scale and strategic flexibility, talent, capital, and operating efficiencies.

With added scale and better positioning in all three of our businesses, the merger offers greater flexibility to manage our profitability and to allocate resources across product lines to optimize growth where we find the best opportunities anywhere in the world. Initially, it increases our percentage of business in the reinsurance sector, but our relative position in the reinsurance market would be so much stronger, and our standing as a top five P&C reinsurer and largest partner to our brokers should allow us to generate and convert on more business opportunities and deliver better profitability than that of a mid-sized reinsurer.

Our successful accident and health initiative would double in size and accelerate our ability to achieve our targeted returns. Our combined $1.5 billion life, accident, and health business would rank among the top 10 global life reinsurers, and be among the top three A&H reinsurers in the US. Our global specialty insurance business would benefit immediately from additional revenues and expanded geographic distribution. And with the backing of a $14 billion capital base, and incremental ability to invest in growth, we should be able to deliver profitable growth to rebalance our consolidated portfolio.

The new Company will be characterized by a strong ability to generate and deploy capital. This is the result of strong combined earnings power, driven by enhanced market positioning, expense savings and other synergies, capital efficiencies made possible by the combination of our two companies, increased use of third-party capital to leverage our larger production capabilities, and excess capital accumulated before the closing, as we both have suspended our buybacks pending the completion of the merger. This is no small point, as both firms have demonstrated a very strong record of returning capital to shareholders over the years, and as Joe noted, we anticipate resuming share purchase activity immediately after the close of the merger.

With respect to earnings as we’ve said, we expect to generate at least $200 million in annual pre-tax operating synergies, resulting mainly from savings and reinsurance support functions and Corporate-level expenses. We are confident these merger-related savings can be achieved within 18 months of the merger. In addition, we estimate that approximately $25 million or about one-half of the expense savings we originally expected to obtain from AXIS’s own expense optimization efforts will still be realizable, in addition to the $200 million merger-related initiatives.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

Both organizations have started integration planning in earnest. Feedback from our business partners has been very positive to date. Employees from both organizations are excited about combining the talent, market presence, knowledge, and creativity of our organizations to benefit our customers, brokers, and other business partners.

They see the benefits to each of our businesses. I am particularly proud that, notwithstanding the normal questions that arise shortly after such an announcement, they have redoubled their energies, not only to proceed with merger preparatory work, but also to continue to manage our business, service our clients and brokers, and deliver on our business plans. It gives me great confidence in our ability to effect a smooth integration and deliver on the potential created by this merger.

I’ve taken this time to discuss our merger with PartnerRe because, as Rick mentioned earlier, we have limited ability at this time to answer questions on the merger, as we are in the process of preparing the relevant proxy documentation with the FCC. With that, I would like to open the line for questions related to our fourth-quarter and full-year results. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Our first question is from Jay Cohen of Bank of America Merrill Lynch. Please go ahead.

Jay Cohen - BofA Merrill Lynch - Analyst

A couple questions, thank you. Joe, on the comments on capital management, you talked about your desire to return operating earnings back to shareholders and maybe some additional capital, but you won’t start until middle of the year. Will you try to essentially return all of the year’s earnings within one-half a year or should we think of it as a pro-rated buyback?

Joseph Henry - AXIS Capital Holdings Limited - CFO

No, no, we try to return all of the operating earnings.

Jay Cohen - BofA Merrill Lynch - Analyst

Got it. That’s helpful. Thank you. Secondly, the added expenses that you incurred this quarter in relation to some of your expense reduction initiatives, should we expect that to continue to some extent in 2015?

Joseph Henry - AXIS Capital Holdings Limited - CFO

Yes, Jay, as we have discussed before, we started that effort in the middle of 2014, and I’ve [telegraphed] before that we expect our expense ratio to go up in 2015 and then begin trending down in 2016 as we get towards our goal in 2017.

Jay Cohen - BofA Merrill Lynch - Analyst

Got it. Then one last question, more of a strategic question, maybe for Albert. On the A&H side, you’ve obviously said that your scale increases pretty significantly with this deal, but aren’t the businesses somewhat different? If they’re in somewhat different businesses, do you really get the benefit of added scale?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

That’s a very good question. The business are mostly complementary, but not entirely complementary. PartnerRe has a strong health reinsurance business in the United States. We also write some health reinsurance business, not only in the United States but elsewhere in the world. There’s an ability to leverage those two capabilities.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

On the life side, we only are a very, very small writer of life, mostly catastrophe level, high-level, high-end business. They have a much stronger franchise in life. In both cases, we’ll be able to leverage that. But again, with regards to the operating structure, you would expect that the supporting operating structure of that business will definitely achieve some efficiencies. You don’t need two leadership teams for that unit, for example.

Jay Cohen - BofA Merrill Lynch - Analyst

Got it. That makes sense. Thanks for those answers.

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Thank you.

Operator

Our next question is from Kai Pan of Morgan Stanley. Please go ahead.

Kai Pan - Morgan Stanley - Analyst

First question is on your underlying combined ratio improvements year-over-year. Seems significant. That’s after about prior four quarters have elevated level due to the non-cat large losses, as well as a [basic exchange]. I’m wondering if the fourth-quarter rate is the run rate going forward or do you see additional areas for improvements going forward?

Joseph Henry - AXIS Capital Holdings Limited - CFO

Kai, It’s Joe. I would say that we’ve a had very strong performance in the fourth quarter. I wouldn’t say that, that is a run rate number, but let me go through some of the details for you to give you a sense. First on insurance, it’s a 6.4% improvement in the accident year ex-cat loss ratio and the normal things that I go through are rate trend, mix, experience, and anything else.

Rate and trend was slightly negative during the quarter to the point of about 1.2 points, mix was slightly negative to the point of 1.8 points, and experience was positive to the extent of 8.6 points. You can see that the experience we had in the fourth quarter was a large contributor to the improvement. I’d say we expect to continue to see improvements in our experience as we go forward in 2015, maybe not quite to the same extent that we’ve seen in Q4.

On the reinsurance side, we had a 2.2% improvement in the accident year loss ratio. Rate and trend was negative by 1.3%. Mix was — when I say negative, we’re just shifting lines of business — 3.8%. Experience was positive by about 1%. So on the reinsurance side, the experience wasn’t nearly as large as on the insurance side. We’d expect to see continued positive experience on our reinsurance segment, as well. I hope that gives you some of the background.

Kai Pan - Morgan Stanley - Analyst

Great. Thanks for the detail. And then Albert, the question on your commentary on the January 1 renewal, you mentioned about non-concurrency. Could you elaborate that a little more? You said, going forward, you see a differentiation between the reinsurer depending on the size and the breadth the portfolio it can provide to the clients. And also on the terms and conditions, do you also see some difference among the reinsurers?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Yes, we do, and again, I want to be clear. It’s not with every account, but as I said, increasingly, we’re seeing that. Clients are favoring their reinsurers, if you would, first by the amount of allocation they give them. There could be some changes in the seating commission, a little bit higher, a little bit lower depending on conditions, and terms where one could reasonably argue for somewhat better terms on the margin with regard to the individual treaties.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

Kai Pan - Morgan Stanley - Analyst

Okay. Could you quantify exactly for the same risk what return you see the difference between the most favorable terms and then the least favorable ones?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

I don’t think it’s appropriate to do that. There are a number of factors, some of which are quantifiable, other aren’t. For example, you can easily quantify the pricing issue, but it’s more difficult to quantify the wording and terms and condition issue. The wording and terms and conditions are potentially more valuable long-term. Also, how do you scale the value of a greater allocation on the more profitable treaties? I can tell you that we are very clear in our own minds that there are significant benefits, but it would be difficult to give you a precise analysis of that over the phone.

Kai Pan - Morgan Stanley - Analyst

Great. Thank you so much for all the answers.

Operator

Our next question is from Vinay Misquith of Evercore ISI. Please go ahead.

Vinay Misquith - Evercore ISI - Analyst

Hi, good morning. Just a clarification on Kai’s question on the improvement in the accident loss ratio ex-cat. If I understand it correctly, do you still expect further improvements in 2015 versus 2014 on the accident year loss ratio ex-cat bought in the primary insurance and in the reinsurance segments?

Joseph Henry - AXIS Capital Holdings Limited - CFO

Yes, I would say we expect sure improvement in the insurance accident year loss ratios. As you know, going back to CMS in professional lines, we went through, I’ll call it, a profit improvement plan in that line of business, as well, and it takes time to actually have that flow through financials. We would expect to see the benefit of that in 2015 and 2016, so it will take a while to get there.

We had very positive results on the property lines. That can move around, as you know. On the reinsurance side, while there are difficult market conditions out there, we still believe there is room to improve profit with the existing book of business that we have, so we’d expect some improvement, but I wouldn’t extrapolate what you saw in the fourth quarter for the insurance side, for sure, and reinsurance.

Vinay Misquith - Evercore ISI - Analyst

Sure. And just —

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Vinay, if I could add to that, Joe went through it, but I’d like to bring you back to the conversation we had six months ago when we talked about our overall program to try and improve our combined ratio by 4 to 5 points over the average achieved in the first half of 2014. You’ll recall, at that point, we gave you a number of different areas of progress.

The first one was that there were areas, like CMS, where we were continuing to work to improve the profitability of the book of business, and we would expect that as our corrective actions took hold, we would over time, achieve a lower loss ratio and we predicted that we would be 1 to 2 points lower in that area by the end of the year. We delivered on that. Our team did a great job. Our actuaries have a lot of confidence in the quality of the book of business, and of course, as we continue to earn outside book, we expect to see further benefits.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

The second thing we talked about was the very strong transformation of our Organization towards optimizing the use of data and analytics to shape all of our portfolios. I can assure you that as much work as we’ve done in 2014, there is still a lot of work to be done going forward, and I expect further benefits of the improvements in the overall quality and balance of our portfolios as we apply the findings of our analytics to better shape the portfolio.

The third part that we talked about was that we believe that over time, the changes that we’ve made should make our portfolio less susceptible to large and outside cat losses. While that has not yet been tested because we’ve had a low cat environment, we continue to have confidence that the changes we made in our cat book will result on average in a better relative performance than it has had in the past with regard to cat losses.

So there are a number of areas that we still will continue to work on, which we continue to anticipate will deliver positive results. The volatile lines, property and so on, it was an average quarter. We will have other quarters that will be a little better or a little bit worse, but we do believe that we continue to make progress in the overall quality and profitability of our book of business.

Joseph Henry - AXIS Capital Holdings Limited - CFO

Vinay, it’s Joe. I’ll just add one thing to what Albert said with respect to new initiatives, because we outlined that as part of our profit improvement plans, we are reaching critical mass with our new initiatives and that’s lessening the drag on our results. We had over $100 million more in gross premiums written in new initiatives in 2014 than we did in 2013, and the combined ratios of those businesses are improving. I just wanted to add that to what Albert said.

Vinay Misquith - Evercore ISI - Analyst

Sure, that’s helpful. And just want to clarify, the improvements you’re seeing in 2015 is versus the fourth quarter of this year, correct? Not for the entire year, correct?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

That’s correct, subject to the normal volatility that you have to expect in our business.

Vinay Misquith - Evercore ISI - Analyst

Sure, fair enough. Within the primary insurance, that’s understandable, because you had explained to us what was happening. Just a little surprised on the reinsurance, since we’re hearing pricing is [pulling away], so curious how you’re managing to get margin improvement in reinsurance despite pricing being down quite significantly?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

That’s a very fair point. I hope we were clear when we discussed the fact that these improvements that we were doing were independent of market conditions. To the extent that we have adverse market conditions, obviously, we will have to absorb that. But where we feel good is that we’d rather be facing deterioration in markets with some internal efforts that we know will offset the headwinds of adverse markets.

We’re not saying that we’re going to get to a — from our original plan, that it was 4- to 5-point improvement in the combined ratio no matter what happened in the market. What we’re saying is we expect that internally we can deliver 4 to 5 points improvement. To the extent that the market goes against us, obviously, that improvement will be offset by any reduction created by the market.

Vinay Misquith - Evercore ISI - Analyst

Fair enough. Then one last point on the expense saves, I didn’t know if I understood it correctly. Was it $50 million of expenses that AXIS thought they would achieve and now, post-merger, you think you can still achieve the $25 million? Is that right?

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Again, recall that there were two components to our improvement in the expense ratio. The first, as Joe just pointed out, was simply the fact that we have a significant number of businesses that were still in growth mode, and that for the moment, are generating premiums, but not of a sufficient amount to achieve the target G&A ratio. As these businesses grow, just through their growth, not through a reduction of expense, they will deliver a reduction in our expense ratio.

In addition, there were a number of programs that we had put in place and we had highlighted some of them to you, including office rationalization, vendor management, IT, outsourcing some additional work that we were doing, that we believed would generate a true either cost savings or further cost avoidance stopping the cost curve. When we looked at the merger with PartnerRe, clearly there is a fair amount of overlap in the areas of reinsurance and in the areas of corporate expenses.

To the extent that we were going to look and revamp some of those through the merger, obviously the original savings that we had anticipated in reinsurance and corporate were now subsumed by the new initiatives that came about as a result of the merger. But as we’ve just discussed, there was very little overlap in the reinsurance and A&H business, and therefore, many of the initiatives that we had in place will continue to provide some benefit there. Did I say — I apologize, insurance and A&H, my apologies.

Vinay Misquith - Evercore ISI - Analyst

Okay. Sorry to beat a dead horse. So from the $200 million, just to minus $25 million, which was an overlap, and the rest you should still get? Is that right?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Again, we should be precise. The $200 million is what is achievable as a result of the merger, and then we believe that there’s an additional $25 million or so that is available in areas that have not been as affected by the merger, specifically in the areas of insurance and A&H.

Vinay Misquith - Evercore ISI - Analyst

Sure, thank you very much.

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Okay.

Operator

Our next question is from Dan Farrell of Stern Agee. Please go ahead.

Dan Farrell - Sterne, Agee & Leach, Inc. - Analyst

Hi, good morning. I just had a question on the insurance segment with regard to any mix changes you’re still trying to do. Are you still expanding lines that might be having better loss ratios? Is there any mix component to think about in the trend of the accident year loss ratio from that perspective?

Then also with regard to your efforts to improve overall risk of the book, you’ve done a lot in terms of reducing aggregated catastrophe exposure. How far along do you think you are there? Do you think there’s more to do? Obviously, you don’t necessarily see the benefits of that until there is an event, and in fact, it can actually hurt your — make the earnings look a little worse until there is something. I was wondering if you could talk about that a little more, as well?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

I’d say we’re pretty close to achieving steady-state in terms of the desired book that we want. That said, some of the areas where we are growing, the same areas that we were talking about reaching scale include our reentry into the US primary casualty business, the retail excess casualty business, the [DP&E] business, med mal, all of which are more in the professional lines area than they are in the property type areas. As these grow, clearly they will have a modest impact on the book.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

On the other hand, our Lloyd’s operation is giving us access to more business, which was more akin to what we have in our international division, and that does tend to have a lower loss ratio. As we’ve spoken about expanding that book of business to more into Asia, into Latin America, and so on, should provide more of that property-type or specialty-type loss ratio. So we still have some initiatives that are growing. On the other hand, the strategic shift is pretty much where it needs to be.

With regard to catastrophe, obviously, it will depend on the opportunities that we have available to us, and increasingly — and you will have noticed a small increase in some areas with regards to our cat line — increasingly we view our production of catastrophe premium both as an opportunity to create a good book for ourselves, but also to generate attractive risks for our third-party capital partners, so we could continue to be active and growing on the cat side, even if at some point in time, we might not necessarily be growing on a net basis.

Dan Farrell - Sterne, Agee & Leach, Inc. - Analyst

Okay. That’s helpful. Then just a question on accident and health, can you expand more on your effort to grow it on an insurance basis versus a reinsurance, where that mix is, and how you’re thinking about the growth on an insurance basis? And then can you remind us, is there any profitability difference if you do it on an insurance or reinsurance basis?

Joseph Henry - AXIS Capital Holdings Limited - CFO

Dan, in terms of the mix between insurance and reinsurance, as we stand now, and this is on a gross premiums written basis, it’s 52% insurance versus 48% reinsurance. If you split that between, I’ll call it, our North America business and international that split is about 46%/54%. Let me just make a couple of comments on A&H. I know you didn’t specifically ask this, but I’ll mention it anyway.

As Albert said, we’re on track with our plans. We had an excellent year in A&H in 2014. We exceeded our production goals. We wrote $280 million in premium, which was above our goal. We’ve exceeded the profit goals, and frankly, we have a good pipeline of future opportunities.

So back to your prior question, in terms of the mix, A&H contributed substantially to, I’ll call it, the growth in mix in the loss ratio. It was — I apologize here, I just had it a second ago — it was about 4% of the change in the mix in the quarter and about 1.7 points on a year-to-date basis. So I would agree with what Albert said, but I would just say that in terms of mix, we would expect with the growing opportunities we have in A&H, that to become a bigger contributor, if you will, to the change in mix.

Dan Farrell - Sterne, Agee & Leach, Inc. - Analyst

Okay. Thank you very much.

Joseph Henry - AXIS Capital Holdings Limited - CFO

Yes.

Operator

Our next question is from Ryan Byrnes of Janney Capital. Please go ahead.

Ryan Byrnes - Janney Capital Markets - Analyst

Good morning, everyone. Congrats. Nice [little] quarter. Just had a question. Could you guys just give a little more color on the weather derivative loss in the quarter. Just wanted to see what that is and see if that’s model-able going forward?

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

There are a number of articles in that line, so there are really three different pieces in that line. One is the expenses of managing our third-party amount is capital is in there, which is an expense. The second issue is that’s where we put our crop hedges, and you’ll recall that we had a benefit with regard to the crop hedges in the third quarter. Crop prices did go up in the fourth quarter, which reduced the value of those hedges, and so that ended up giving you a contribution to a negative.

The third piece and the largest piece of that is with regard to our weather and commodities unit, which provided some warm weather coverages to European utilities, among other coverages that we provide. The first half of the winter was actually quite warm in Europe and so there were some mark-to-market adjustments to reflect that. That’s basically what the issue is.

Without providing any guidance, the January weather appears to have been colder, and so we would expect to see some — at least through the end of January, some favorable adjustment to that number, but these are derivatives and therefore they’re booked on a mark-to-market basis. Until you close out the contract, there’s going to be some volatility there.

Ryan Byrnes - Janney Capital Markets - Analyst

Great. Thanks for the color on that one. That’s helpful. Then also just quickly wanted to see the crop book, just wanted to see where you guys are booking it for the year because we’ve seen some primary guys adjust their loss ratios lower. I just wanted to see where you guys are seeing that book?

Joseph Henry - AXIS Capital Holdings Limited - CFO

Okay. Let me give you an overview of agriculture for the year, Ryan. We ended the year at $166 million in gross written premium versus, we were about $132 million a year ago. We had a small underwriting loss in the fourth quarter. We expect full-year results to be in the [$110 million to $115 million] range, so based upon fourth-quarter activity, we increased, if you will, the expected results from where they were in the third quarter.

While — just to talk about fourth quarter for a minute, prices improved from the Q3 in the underlying commodities that we had on the revenue products that we discussed in Q3. However, we’ve incurred slightly higher claim activity and also had a slight hedge loss, so in effect that offset the price improvement. That gives you a little color on the fourth quarter and then what we expect for the full year.

Ryan Byrnes - Janney Capital Markets - Analyst

Great. Thanks for the color, guys.

Joseph Henry - AXIS Capital Holdings Limited - CFO

Okay.

Operator

Our next question is from Josh Shanker from Deutsche Bank. Please go ahead.

Josh Shanker - Deutsche Bank - Analyst

Yes, thank you. I wanted to just talk a little about the loss ceded to the minority interest, and given your disclosure on what’s inside the reinsurance other line, I wonder if those two lines are related at all?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

The investment in — the risks that we cede to third-party capital is not all — first of all, it’s important to say that it’s not all noted in that line because what you have in that line are risks that are ceded through our specialty vehicles. We do also cede other risks to third-party capital through transformers and other rated party that simply find its way through the reinsurance ceded line.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

On the other hand, we still get the same terms and benefits as we would in a third-party capital management. That line that you have there does in fact include their share of the gains and losses of the business we cede to them. It is independent of the other income line.

Josh Shanker - Deutsche Bank - Analyst

And the loss that they receded in the fourth quarter relates to crop or where is that loss coming from?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

That’s generally the crop book. The other — actually, I’ll be clear, the rest of the businesses that we cede to them have been profitable to them. So the one area where there has been a loss transferred to third-party capital partners has been in the crop area.

Joseph Henry - AXIS Capital Holdings Limited - CFO

Josh, just to supplement that a little bit, during 2014, we completed eight transactions in AXIS Ventures, and while the financial results are not very material to 2014, it sets us up very well for 2015. I’ll say segment income for AXIS Ventures was approximately $3 million in 2014. That will just give you an idea.

Josh Shanker - Deutsche Bank - Analyst

Thank you. One question, and feel free to say it relates to the combination and you want try to avoid answering that question. Obviously, there’s a large break-up fee in place for both companies in the event that someone else will try and disrupt this merger. To what extent is AXIS feeling that they are capable of looking at a better offer from someone to buy AXIS? And to what extent, with the change in Management at Partner, do you think Partner is prepared also to view other offers in the time running up to this combination?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

I don’t think you really expect me to answer that question, do you?

Josh Shanker - Deutsche Bank - Analyst

In terms of do you think that the possibility that you could entertain other offers, is your door open to other offers? I don’t know if that’s a problematic question to ask?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Josh, this goes back to the answer I gave. These are all hypotheticals in speculative areas and we wouldn’t address those.

Josh Shanker - Deutsche Bank - Analyst

Okay. Thank you very much for the answers.

Operator

Our next question is from Brian Meredith from UBS please go ahead.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

Brian Meredith - UBS - Analyst

Hey, just one quick one here. Albert, on the trade credit reinsurance business, any pressure there from — on lost trend due to energy price declines, FX, all that stuff? Then as a follow on that, is that a business where the cedants are focused on, or look at concentration of reinsurance companies on their programs?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

With regard to the trade credit, it really, truly is operating receivables mostly. As you know, this is very short-term business, and the leading trade credit insurers have a very strong capability of adapting their book of business, of adjusting their limits, such that basically the true tail on that business is, on a practical basis, is less than six months. So when they see things that are moving forward, they stop insuring new receivables; those receivables get paid and their exposures come down.

It’s a line of business that we like because, again, our trade credit partners do a very, very good job of monitoring their exposures. With regards to managing their concentrations with reinsurers, I expect that everybody looks at their concentration with reinsurers; however, they always give more to those reinsurers who have more capital, a better ability to service them, and are on a strong basis. So I wouldn’t read anything into that answer.

Brian Meredith - UBS - Analyst

Okay. Thank you.

Operator

Our next question is from Charles Sebaski of BMO Capital Markets. Please go ahead.

Charles Sebaski - BMO Capital Markets - Analyst

Good morning, thank you. This first question, Albert, regarding the termination provision of your agreement with PartnerRe calls for a five-day reaffirm from the Board in the advent of alternative offers. Given the news reports yesterday of alternative offers coming out, is PartnerRe’s Board on the clock, if you will, as far as you’re aware?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Charles, two things. One is everything that you are referring continues to be speculative. Secondly, the specific terms of the contract are best left to discussion once we file the proxy.

Charles Sebaski - BMO Capital Markets - Analyst

Okay. A question on the accident year results of the insurance business. Joe, you mentioned that the results, 8 points of improvement were from actual year-over-year improvement?

Joseph Henry - AXIS Capital Holdings Limited - CFO

Yes, yes.

Charles Sebaski - BMO Capital Markets - Analyst

My question is — and Albert said it was an average property year loss — so what I’m curious about in that improvement, is how much of that improvement is from lack of fortuitous events, as opposed to the rerating of the book that happened over the first half of the year?

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

Joseph Henry - AXIS Capital Holdings Limited - CFO

Let me give you the details on how the experience breaks down first. If you look at three lines of business, it’s primarily generated by property; it’s generated by accident and health; and it’s generated by professional lines. But let me give you an overall answer to it. In 2014, Q4 2014, we had cat and weather-related losses of $21 million, or 2.2 points, and mid-sized losses of $26 million, or 2.8 points, for a total of $47 million, or 5 points.

In Q4 2013, we had cat and weather-related losses of minus $5 million or 0.5 points and mid-sized losses of $51 million, or 5.5 points. What I’m saying is, in total, we had about the same level of total cat and weather-related and mid-sized losses, but we had much lower mid-sized losses. So our improvement was primarily because we’ve had actually a pretty good third quarter and a very good fourth quarter, in terms of loss activity on the property lines of business.

Charles Sebaski - BMO Capital Markets - Analyst

Okay. One final one. You had a large change in case reserves in the quarter in the insurance book. I was just wondering what — how that gets worked out, in terms — just some understanding on how [it’s a] $57.5 million reduction in case reserves, is that just closed accounts for 2014, is how that — the reason for that?

Joseph Henry - AXIS Capital Holdings Limited - CFO

Yes, I don’t have a detailed break down of the case reserve changes, but I can tell you that we had one or two large cases that were settled during the fourth quarter, and that actually was one of the reasons for the increase in our [pay to incurred] loss ratios in the financial supplement.

Charles Sebaski - BMO Capital Markets - Analyst

Excellent. Thank you very much for the answers.

Operator

Our next question is from Meyer Shields with KBW. Please go ahead.

Meyer Shields - Keefe, Bruyette & Woods - Analyst

Thanks. Good morning. I appreciate your patience this morning. Albert, on the primary side, is there any increased exposure in trade credit from foreign currency fluctuations?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Not really, again, because those are short-term. The trade credit, first of all, is on the reinsurance side, not on the primary side. There’s no question that we do have a large European book, we do have a fair amount of premiums that are written in euros, so when we translate those premiums going forward, there will be an impact both on the premium, as well as on any losses or any expenses that we incur. So there will be that impact, but in terms of the business itself, I don’t anticipate any material increase in risk profile because of the FX changes.

Meyer Shields - Keefe, Bruyette & Woods - Analyst

Okay. Perfect. That’s all I had.

Operator

Our last question is from Cliff Gallant of Nomura. Please go ahead.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

Cliff Gallant - Nomura Securities Intl - Analyst

Thanks for taking the question. Albert, I just wanted to — how would you characterize the run rate level of ROE right now? I know it’s a general question. There’s a lot of moving pieces behind that, but you started the call by highlighting the 9.3% you got in the quarter. But if I were to normalize that by excluding some of the one-time expenses, but also looking at it excluding reserve releases, on an accident year basis, the ROE is mid-single-digit, and for a quarter without any large property or catastrophes, that doesn’t seem like that’s the level where you’d want to be?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

That’s fair. I would say three things to that. The first is, part of having a reserving philosophy that generates relatively regular reserve releases, incorporates booking of the current year more prudently. So whatever number you have, you’re probably looking at something which is a more prudent evaluation of the loss ratio. If you were to go purely to the midpoint, I would anticipate you would see a higher number. That would be number one.

Number two, we did have two negatives in the quarter, one being what I would call some of the volatility on the hedge fund returns. If you look at our average hedge fund returns for the year, or for a three-year period, they certainly have looked better than they have recently. So that’s a hit. The third area is what we discussed earlier, with regard to the fact that there are some investments that we are making, and frankly some one-time expenses that we don’t expect to recur on the expense side.

So those are the three factors that would make your — I presume you said mid-single-digit. Those are the three factors that I would say you would have to normalize to your mid-single-digit number that you have achieved to obtain what we believe is a more run rate ROE number for the Organization.

Cliff Gallant - Nomura Securities Intl - Analyst

Okay. Thank you. I can’t help but comment that on the first point, with the reserve releases, and thinking about what is run rate, that you’re saying that in valuing a company, you should consider reserve redundancies and reserve releases as part of — as ongoing earnings power?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

I would hope to god that you would consider that and a lot of other things, Cliff.

Cliff Gallant - Nomura Securities Intl - Analyst

Fair enough. Thank you.

Operator

This concludes our question-and-answer session. I’d like to turn the conference back over to Albert Benchimol for any closing remarks.

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Thank you very much for your attention and for your time here. These are obviously very exciting times here at AXIS. Again, I could not finish this call without thanking our team for the great work that they’ve done during the year.

This fourth-quarter result, and specifically the improvements that we’ve achieved in a number of underwriting areas really speak to the focus that our team has had at using data and analytics to improve the quality of their portfolios, and it speaks to their relationships with the clients and brokers, that they’ve been able to make those changes while still retaining high retention ratios and winning new business. That speaks a lot to the quality of the AXIS Franchise. Again, we hope to be speaking with you soon with further progress on this exciting merger that we have with PartnerRe. Thank you all.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

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FEBRUARY 04, 2015 / 01:00PM GMT, AXS - Q4 2014 AXIS Capital Holdings Ltd Earnings Call

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Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on March 27, 2014, May 16, 2014 and January 29, 2015. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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